UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(Amendment No. 5)

AGA Medical Holdings, Inc.

(Name of Subject Company (Issuer))

Asteroid Subsidiary Corporation

an indirect wholly-owned subsidiary of

St. Jude Medical, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

008368102
(CUSIP Number of Class of Securities)

Pamela S. Krop
Vice President, General Counsel and Secretary

St. Jude Medical, Inc.

One St. Jude Medical Drive

St. Paul, Minnesota 55117

(651) 765-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph M. Barbeau
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5333

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$793,974,436.22	$56,610.38	***

*         Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 53,755,886 shares of AGA Medical Holdings, Inc. (“AGA”) common stock (the number of issued and outstanding shares of AGA common stock as of October 13, 2010, plus the aggregate number of AGA shares issuable upon exercise of all outstanding options and restricted stock units, as of such date) and (ii) $14.77, the average of the high and low sales prices per share of AGA common stock as reported on the NASDAQ Global Select Market on October 15, 2010.

**       The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.00007130.

***    Previously paid.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,038	Filing Party:	St. Jude Medical, Inc.

Form or Registration No.:	Form S-4	Date Filed:	October 20, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission (“SEC”) on October 20, 2010 and amended on October 29, 2010, November 8, 2010, November 10, 2010 and November 15, 2010 by St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”), and Asteroid Subsidiary Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of St. Jude Medical (“Offeror”), relating to the commencement of an offer (the “Offer”) by St. Jude Medical, through Offeror, to exchange outstanding shares of common stock, par value $0.01 per share (the “AGA Shares”), of AGA Medical Holdings, Inc., a Delaware corporation (“AGA”), at the election of the holder thereof, for: (a) $20.80 in cash, without interest, or (b) $20.80 in fair market value of shares of common stock, $.10 par value per share, of St. Jude Medical (“St. Jude Medical Common Stock”), subject in each case, to adjustment and proration as described in the Prospectus/Offer to Exchange referenced below and the related Letter of Election and Transmittal referenced below.

The Offer is made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, by and among St. Jude Medical, Asteroid and AGA (the “Merger Agreement”), which contemplates the Offer and the merger of Offeror into AGA (the “Merger”). St. Jude Medical has filed a registration statement with the SEC on Form S-4, dated October 20, 2010 and amended on November 8, 2010 and November 15, 2010 (file no. 333-170045), relating to the shares of St. Jude Medical Common Stock to be issued to stockholders of AGA in the Offer and the Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus/Offer to Exchange which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related Letter of Election and Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A) to the Schedule TO, respectively.

All of the information in the Prospectus/Offer to Exchange and the related Letter of Election and Transmittal, and any Prospectus/Offer to Exchange supplement or other amendment thereto related to the Offer hereafter filed with the SEC by St. Jude Medical and Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO. The Merger Agreement. a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) is hereby amended and supplemented by adding the following text to the end of the paragraph thereto:

On November 16, 2010, St. Jude Medical announced its determination pursuant to its previously-announced exchange offer to acquire all of the outstanding shares of AGA that St. Jude Medical will exchange 0.540 of a share of St. Jude Medical common stock for each share of common stock of AGA that is tendered pursuant to an election for stock consideration, subject to proration. This exchange rate is based on the expectation that St. Jude Medical will first accept shares of AGA common stock for exchange pursuant to the previously-announced exchange offer at 12:00 midnight New York City time on the evening of November 17, 2010, the initial expiration date of the exchange offer, as described in the Registration Statement.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(H)                       Press release issued on November 16, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 16, 2010).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ST. JUDE MEDICAL, INC.

By:	/s/ Pamela S. Krop
Name:	Pamela S. Krop
Title:	Vice President, General Counsel and Secretary
Date:	November 16, 2010

ASTEROID SUBSIDIARY CORPORATION

By:	/s/ Pamela S. Krop
Name:	Pamela S. Krop
Title:	Vice President and Secretary
Date:	November 16, 2010

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EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc’s. Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(D)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(4)	Prospectus/Offer to Exchange, dated November 15, 2010 (incorporated by reference to Amendment No. 2 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on November 15, 2010).*

(a)(5)(A)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(a)(5)(B)	Letter delivered to employees of AGA Medical Holdings, Inc. (incorporated by reference to AGA Medical Holdings, Inc. Schedule 14D-9 filing on October 18, 2010).*

(a)(5)(C)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 20, 2010, announcing the commencement of the Offer (incorporated by reference to St. Jude Medical, Inc.’s Rule 425 filing on October 20, 2010).*

(a)(5)(D)	Class Action Complaint commenced October 27, 2010 (Rubin v. AGA Medical Holdings, Inc. et al.).*

(a)(5)(E)	Class Action Complaint commenced October 27, 2010 (Walling v. AGA Medical Holdings, Inc. et al.).*

(a)(5)(F)	Memorandum of Understanding relating to complaint filed on October 28, 2010 in the Delaware Court of Chancery (Walling v. AGA Medical Holdings, Inc., et. al.).*

(a)(5)(G)	Press release issued on November 10, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 10, 2010).*

(a)(5)(H)	Press release issued on November 16, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 16, 2010).

(d)(1)

Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(d)(2)

Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 to AGA Medical Holdings, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(h)	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

* Previously filed.

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